CATALYST PHARMACEUTICALS, INC.

355 Alhambra Circle

Suite 1250

Coral Gables, Florida 33134

July 30, 2020

VIA EDGAR (CORRESPONDENCE)

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Catalyst Pharmaceuticals, Inc.
Registration Statement on Form S-3
Registration No. 333-240052

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Catalyst Pharmaceuticals, Inc. (“Company”) hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Washington, D.C. time, on July 31, 2020, or as soon thereafter as is practicable.

The Company hereby acknowledges and confirms its understanding that the Company and its management are responsible for the accuracy and adequacy of the disclosure in the Registration Statement, notwithstanding any review, comments, action or absence of action by the staff of the SEC.

Please call Philip Schwartz (at 954-468-2455) at Akerman LLP as soon as the Registration Statement has been declared effective.

Thank you for your courtesy and cooperation.

Very Truly Yours,

/s/ Patrick J. McEnany
Patrick J. McEnany
Chairman, President and CEO

Cc:	Alan Campbell (SEC)
Philip B. Schwartz, Esq.